SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                 Amendment No. 1
                                       To
                                 SCHEDULE 14D-1

               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                             -----------------------

                WINTHROP CALIFORNIA INVESTORS LIMITED PARTNERSHIP
                            (Name of Subject Company)


                      SUTTER/JAMBOREE ACQUISITION FUND, LLC
                                    (Bidders)

                          LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)
                             -----------------------

                                               Copy to:
Robert Dixon                                   Paul J. Derenthal, Esq.
Sutter Capital Management, LLC.                Derenthal & Dannhauser
595 Market Street, Suite 2100                  One Post Street, Suite 575
San Francisco, California 94105                San Francisco, California  94104
(415) 777-2186                                 (415) 981-4844

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

This Amendment No. 1 to Schedule 14D1 hereby amends and modifies the Schedule filed by the above-named bidder on November 24, 1999. All information, terms and conditions of the Offer not expressly amended herein remain unchanged and in full force and effect. All capitalized terms used and not expressly defined herein are used as defined in the Schedule previously filed.

Item 1.      Security and Subject Company.

             (b) The Expiration Date is hereby extended from December 31, 1999 to January 21, 2000, or such other date to which this Offer may be further extended. The Issuer had 3,500 Units issued and outstanding held by approximately 1,665 Unitholders as of December 1, 1999, according to its most recently filed annual report on Form 10-K for the year ended December 31, 1998.

             The Purchaser has requested, pursuant to Rule 14d-5 under the Securities Exchange Act of 1934 that the Partnership either provide a Unitholder list to the Purchaser for purposes of mailing the Offer or mail the Offer for the Purchaser. On December 2, 1999, a representative of the Partnership telephoned a representative of the Purchaser and stated that the Partnership would neither provide the requested list of limited partner information nor agree to mail the Offer, and that a letter from the Partnership's legal counsel would be forthcoming. On December 4, 1999, the Purchaser received a letter from Partnership counsel stating that (i) the Partnership's agreement of limited partnership required (A) the prior written consent of the managing general partner to any assignment or transfers of Units and (B) that any transfers of Units comply with applicable Federal securities laws, (ii) as a result of the absence of current financial information with respect to the Partnership, the managing general partner will not consent to any transfer of Units made pursuant to the Offer, and (iii) the Offer does not comply with the disclosure requirements of the Securities Exchange Act of 1934 applicable to tender offers for limited partnership units, and, accordingly, the Partnership is not required to comply with the request received on November 30th. The Partnership gave no basis for the allegation in (iii) above.

         On December 7, 1999, an affiliate of the Purchaser demanded, pursuant to applicable provisions of Delaware law, that it be permitted to inspect and copy the register of holders of Units pursuant to the provisions of the Partnership's limited partnership agreement and Delaware law. The Partnership declined to permit such inspection and copying. On December 8, 1999, the Purchasers affiliate commenced an action in the Delaware Chancery Court to obtain a list of the limited partners of the Partnership. On or about December 23, 1999, this action was settled and the Partnership provided the limited partner list to the Purchaser.


Item 11.     Material to be Filed as Exhibits.

             (a)(1)  Amended Offer to Purchase dated November 24, 1999

             (a)(5)  Press Release

                                   SIGNATURES


             After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:       December 29, 1999



SUTTER/JAMBOREE ACQUISITION FUND, LLC

By SUTTER CAPITAL MANAGEMENT, LLC, Manager

             By:     /s/ ROBERT DIXON
                     Robert Dixon, Manager

                                  EXHIBIT INDEX


Exhibit              Description                                            Page

             (a)(1)  Amended Offer to Purchase dated November 24, 1999

             (a)(5)  Press Release